January 19, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (202)347-2172

Thomas A. Vento
President and Chief Executive Officer
Prudential Bancorp, Inc. of Pennsylvania
1834 Oregon Avenue
Philadelphia, Pennsylvania 19145

Re:	Prudential Bancorp, Inc. of Pennsylvania
	Amendment No. 2 to Form S-1, filed January 5, 2005
	File No. 333-119130

Dear Mr. Vento:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Comparison of Operating Results for the Year Ended September 30,
2004
and September 30, 2003

Non-Interest Expense - page 45

1. We note your response to comment 3. Please revise your Management`s Discussion and Analysis disclosure to specifically quantify the components for pension expense for all periods presented. We believe disclosures of the variability in these expenses are fundamental to an understanding of your business.


*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Spitz, Staff Accountant, at (202) 824-
5477
or John Nolan, Branch Chief, at (202) 942-1783 if you have questions regarding comments on the financial statements and related matters.
Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Raymond Tiernan, Esq.
	Philip Ross Bevan, Esq.
	Elias, Matz, Tiernan & Herrick, L.L.P.
 	734 15th Street, N.W.,
	12th Floor
	Washington, D.C. 20005



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Prudential Bancorp, Inc. of Pennsylvania
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